Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

July 2, 2014

VIA: EDGAR

Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549
Attn: Sandra Hunter, Esq.

RE:         Sunshine Biopharma, Inc.;
Your Letter Dated June 20, 2014;
Registration Statement on Form S-1
File May 22, 2014
SEC File No. 333-196191

Dear Ms. Hunter:

Filed electronically on behalf of Sunshine Biopharma, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of June 20, 2014. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All references to page numbers are to the redlined Amendment that has been forwarded to you by overnight delivery under separate cover.

Risk Factors

Comment No. 1

In accordance with our telephone conversation concerning this comment, please note the contents of the final complete risk factor on page 11.  We believe the contents of this risk factor respond specifically to the staff’s relevant comment.

The Dutchess Equity Line Transaction

Investment Agreement

Comment No. 2

The percentage of the Registrant’s common stock being registered in the registration statement is included in the Amendment at page 14 and in the table on page 15.

Comment No. 3

Based upon the Registrant’s business plan and the disclosure included in prior 34 Act filings of the Registrant, management believes that the Registrant will require approximately $5 million to fully implement its business plan.  The $2.5 million being made available to the Registrant in the Equity Line will allow the Company to move forward and make further strides to determine the viability of its cancer drug.  Relevant disclosure concerning this issue has been added in the Amendment at page 13.

Comment No. 4

The restrictions and conditions contained in the Dutchess Agreement are reiterated in this section at page 13.

Comment No. 5

There have been no transactions of any kind between the Registrant and Dutchess prior to the execution of the Investment Agreement.  As such, no such disclosure has been included in the Amendment other than to disclose that there have been no prior business activities between the two entities, which is located on page 13.

Comment No. 6

The restriction on assignability has been added on page 13.

Selling Stockholder

Comment No. 7

The table on page 15 has been revised to reflect the percentage of shares beneficially owned by Dutchess if all of the shares being registered are subscribed.

Undertakings
Page II-3

Comment No. 8

The undertakings required by Item 512 of Regulation S-K are included in the Amendment.

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date as soon thereafter as practicable, is appropriate.  We intend to contact you prior to this date to confirm.

Thank you for your cooperation in this matter.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey
For the Firm